UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of March 2010

EXFO Inc.

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On February 26, 2010, EXFO Electro-Optical Engineering Inc., a Canadian corporation, announced that that it will change its corporate name to “EXFO Inc.” on February 28, 2010. This report on Form 6-K sets forth the press release issued on February 26, 2010 relating to EXFO’s announcement, the Material Change Report and Certificate of Amendment being filed in Canada.

This press release, Material Change Report and Certificate of Amendment contain material information relating to EXFO and are hereby incorporated as documents by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: March 3, 2010

FORM 51-102F3
MATERIAL CHANGE REPORT

EXFO Inc. (formerly know as EXFO Electro-Optical Engineering Inc.)
(hereinafter “EXFO”)

ITEM 1:	Name and Address of Company EXFO Inc. 400 Godin Avenue Quebec, Quebec, G1M 2K2 Canada
ITEM 2:	Date of Material Change February 28, 2010.
ITEM 3:	News Release A press release was disseminated on February 26, 2010 from Quebec City, Canada. A copy of the press release is attached hereto.
ITEM 4:	Summary of Material Change EXFO announced that that it will change its corporate name to “EXFO Inc.” on February 28, 2010.
ITEM 5:
Full Description of Material Change

EXFO opted to change its name for simplicity’s sake and branding purposes. Management believes that the name “EXFO Inc.” is better suited to the broad range of business activities that EXFO is currently involved in or may become involved with in the future. As well, the deletion of the words “Electro-Optical Engineering” is deemed appropriate given that EXFO is no longer solely focused on the needs of installers and operators of fiber-optic networks.

The motion to change the corporate name was passed at the company’s Annual and Special Meeting on January 13, 2010 and was thereafter approved by regulatory authorities.

ITEM 6:	Reliance on subsection 7.1(2) or (3) of Regulation 51-102 Not applicable.
ITEM 7:	Omitted Information Not applicable.

ITEM 8:
Executive Officer

For further information, please contact Mr. Pierre Plamondon, Vice-President Finance and Chief Financial Officer or Benoit Ringuette, General Counsel and Corporate Secretary at (418) 683-0211.

ITEM 9:	Date of Report March 3, 2010

EXFO INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: March 3, 2010

EXFO Changes Corporate Name

QUEBEC CITY, CANADA, February 26, 2010 — EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO, TSX: EXF) announced today that it will officially change its corporate name to “EXFO Inc.” on February 28, 2010.

The company opted to change its name for simplicity’s sake and branding purposes. Management believes that the name “EXFO Inc.” is better suited to the broad range of business activities that the company is currently involved in or may become involved with in the future. As well, the deletion of the words “Electro-Optical Engineering” is deemed appropriate given that the company is no longer solely focused on the needs of installers and operators of fiber-optic networks.

The motion to change the corporate name was passed at the company’s Annual and Special Meeting on January 13, 2010 and was thereafter approved by regulatory authorities.

About EXFO
EXFO is a leading provider of test and service assurance solutions for network operators and equipment manufacturers in the global telecommunications industry. The Telecom Division, which accounts for almost 90% of the company’s revenues, offers a wide range of innovative solutions to assess optical networks, from the core to access, as well as next-generation IP infrastructures and related triple-play services. The Life Sciences and Industrial Division offers solutions in medical device and opto-electronics assembly, fluorescence microscopy and other life science sectors. For more information, visit www.EXFO.com.

For more information
Vance Oliver Manager, Investor Relations (418) 683-0913, Ext. 3733 vance.oliver@exfo.com